Exhibit 99.2

PROFOUND MEDICAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2019

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

The following Management’s Discussion and Analysis (“MD&A”) prepared as of March 3, 2020 should be read in conjunction with the December 31, 2019 audited consolidated financial statements and related notes of Profound Medical Corp. (“Profound” or the “Company”). The audited consolidated financial statements of Profound and related notes were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless stated otherwise, all references to “$” are to Canadian dollars. In this MD&A, unless the context requires otherwise, references to “Profound”, “the Company”, “we”, “us” or “our” are references to Profound Medical Corp. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” which include all statements other than statements of historical fact contained in this MD&A, such as statements that relate to the Company’s current expectations and views of future events. Often, but not always, forward-looking statements can be identified by the use of words such as “may”, “will”, “expect”, “anticipate”, “predict”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to”, “is/are projected to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding commercializing our approved products (particularly the TULSA-PRO system following U.S. Food and Drug Administration (“FDA“) clearance) and our ability to generate revenues and achieve profitability;
•	the use of proceeds of the 2019 Offering (as defined herein) and the 2020 Offering (as defined herein);
•	our expectations regarding the safety, efficacy and advantages of our products over our competitors and alternative treatment options;
•	our expectations regarding our products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;
•	our expectations regarding reimbursement for our approved products from third-party payers;
•	our expectations regarding our relationships with Koninklijke Philips N.V. (“Phillips”) and Siemens Healthcare GmBH (“Siemens”), and our ability to achieve compatibility of our systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;
•	our ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;
•	our expectations regarding our pipeline of product development, including expanding the clinical application of our products to cover additional indications;
•	our expectations regarding current and future clinical trials, including the timing and results thereof;
•	our expectations regarding maintenance of the current regulatory approvals we have received, including our compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for our products and future product candidates;
•	our mission and future growth plans;
•	our ability to attract and retain personnel;
•	our expectations regarding our competitive position for each of our products in the jurisdictions where they are approved;
•	our ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize our approved products; and
•	anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Profound to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form prepared as of March 3, 2020 for the year ended December 31, 2019 (the “AIF”), available on SEDAR at www.sedar.com and filed as an exhibits to the Company’s annual report on Form 40-F, filed on March 3, 2020 (the “40-F”), available on EDGAR at www.sec.gov, such as:

•	risks related to our limited operating history and history of net losses;
•	risks related to our ability to commercialize our approved products, including realizing the anticipated benefits of our commercial agreement with RadNet Inc. (“RadNet”), expanding our sales and marketing capabilities, increasing our manufacturing and distribution capacity, increasing reimbursement coverage for our approved products and achieving and maintaining market acceptance for our products;
•	risks related to the regulation of our products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;
•	risks related to our successful completion of clinical trials with respect to our products and future product candidates;
•	risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve our goals;
•	risks related to competition that may impact market acceptance of our products and limit our growth;
•	risks relating to fluctuating input prices and currency exchange rates;

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

•	risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;
•	risks related to reliance on third parties, including our collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of our systems with MRI scanners;
•	risks related to intellectual property, including license rights that are key to our business;
•	the extent and impact of the coronavirus reported to have surfaced in China; and

•	risks related to the loss of key personnel.

Forward-looking statements contained herein are made as of the date of this MD&A and Profound disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, unless required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty in them.

BUSINESS OVERVIEW

Profound (TSX: PRN; NASDAQ: PROF) is a commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue utilizing its platform technologies. Profound’s lead product (the “TULSA-PRO system”) combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control and is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner. In August 2019, the TULSA-PRO system received FDA clearance as a Class II device in the United States of America (“United States” or “US”) for thermal ablation of prescribed prostate tissue, using transurethral ultrasound ablation (“TULSA”) based on the Company’s whole gland ablation clinical trial (the “TULSA-PRO Ablation Clinical Trial” or “TACT”) whole gland ablation pivotal study. It is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). The TULSA-PRO® system was also approved by Health Canada in November 2019. In addition, Profound’s Sonalleve® system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and is also approved in China for non-invasive treatment of uterine fibroids. Profound’s systems are designed to be used with MRI scanners and are currently compatible with certain MRI scanners manufactured by Philips and Siemens. To date, Profound has primarily generated revenues from its limited commercialization of its systems in the EU (principally in Germany) and Asia. Following the recent FDA clearance of the TULSA-PRO® system, we initiated its commercial launch in the United States. We continue to pursue additional regulatory approvals in international jurisdictions and invest in research and development and in clinical studies designed to increase the body of evidence necessary to support customer coverage and reimbursement by third-party payors, including government programs and private health insurance plans in order to increase commercial adoption of the products. We may also consider synergistic strategic acquisitions to expand the applications of our platform technologies and expand our commercial footprint.

Profound’s Technology Platform

Profound anticipates that, based on the Company’s TACT clinical data and additional studies conducted in the EU, physicians may elect to use TULSA-PRO® to ablate benign or malignant prostate tissue in patients with a variety of prostate diseases. Prostate diseases include prostate cancer and benign prostatic hyperplasia (“BPH”). Prostate cancer is one of the most common types of cancer affecting men, with an annual incidence of newly diagnosed cases reaching 450,000 in Europe, according to the International Agency for Research on Cancer, and 175,000 in the United States according to the American Cancer Society. The American Cancer Society further estimates that there are currently 5.8 million men living with prostate cancer in these two geographies. Although ten-year survival outcomes for prostate cancer remain favorable, it is still one of most common causes of cancer deaths among men. BPH is a histologic diagnosis that refers to the proliferation of smooth muscle and epithelial cells within the prostatic transition zone. According to the American Urological Association, BPH is nearly ubiquitous in the aging male with worldwide autopsy proven histological prevalence increases starting at ages 40 to 45 years, reaching 60% at age 60 and 80% at age 80.

Profound believes that it is the only company to provide customizable, incision-free therapies which combine real-time MRI, thermal ultrasound and closed-loop temperature feedback control for the radiation-free and incision-free ablation of diseased tissue. Profound believes that its platform technology has the potential to offer clinicians and qualified patients a better alternative to current standards of care for removing or otherwise ablating benign or malignant prostate tissue, such as traditional surgery or radiation therapy, with respect to clinical outcomes, side effects and recovery time.

TULSA-PRO® and Sonalleve® share the common technological concept of using MRI to enable visualization of the surgeon desired tissue in real time. Both products also use thermal ultrasound technology to heat and ablate tissue. The TULSA-PRO® ablation is a catheter-based design, which is to be inserted transurethrally into the prostate to provide a robotically driven sweeping ultrasound for continuous ablation of the surgeon defined prostate volume. The Sonalleve® ultrasound is provided through a disc located outside the patient and designed to focus the ultrasound to a specific location inside the patient. The focal point provides the energy for ablation. Profound believes that Sonalleve® has the potential to provide us with a platform to expand into additional applications that may offer similar advantageous incision-free ablation related benefits for various disease conditions.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

TULSA-PRO®

TULSA-PRO System®

The TULSA-PRO® system combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control. The combination enables the TULSA-PRO® system to provide customizable and predictable radiation-free and incision-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum through water cooling to minimize the impact of ablation on the patient’s natural functional abilities.

The TULSA-PRO® system is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner. Profound has designed the TULSA-PRO® system to be capable of integration with many major MRI scanners currently deployed in hospitals and treatment facilities. That integration allows the TULSA-PRO® system to display high resolution images of the prostate and surrounding anatomy. The integrated MRI is used for treatment planning but, more importantly, to provide real-time measurement of temperature in the prostate as the treatment is occurring to enable the physician/clinician to control and monitor tissue ablation. Profound has designed the TULSA-PRO® technology to work optimally with particular MRI scanners sold by Siemens and Philips and the Company intends to increase compatibility of the TULSA-PRO® system with models from other MRI vendors over time.

The ultrasound applicator (the “UA”) is a sterile, single use, disposable component of the TULSA-PRO® system. The UA produces directional ultrasound beams, through a linear array of 10 independent ultrasound transducers, each of which is independently computer controlled using real-time MRI feedback to deliver heat out to the prescribed treatment boundary. The UA is introduced into the patient via the urethra and is precisely located within the prostate using the system’s robotic positioning, which is controlled by the system’s software together with MRI feedback for guidance. The real time measurement of the temperature from the MR and the precision of transurethral ultrasound is intended to enable the TULSA-PRO® system to sculpt the ablated tissue volume to the shape of the patient’s prostate, which may assist in avoiding damage to sensitive structures, including the bladder neck and urethral sphincter.

Profound believes there are a number of expected clinical advantages of TULSA-PRO® procedure over the existing standard of care. As described below, TULSA-PRO® technology has demonstrated accurate and precise ablation of targeted prostate tissue, while providing a well-tolerated favorable safety profile with relatively minor impact on urinary, erectile and bowel function at 12 months.

TACT – Pivotal Clinical Trial

Profound received FDA clearance for the TULSA-PRO® system in August 2019 based on the Company’s TACT Pivotal Clinical Trial. The TACT Pivotal Clinical Trial is a prospective, open-label, single-arm pivotal clinical study, of 115 prostate cancer patients across 13 research sites in the United States, Canada and Europe. Profound commenced the TACT Pivotal Clinical Trial in August 2016, and completed patient enrollment in February 2018.

On May 5, 2019, Dr. Scott Eggener, Chief Investigator of the TACT Pivotal Clinical Trial, presented 12-month follow-up outcomes during the American Urological Association’s 2019 Annual Meeting Plenary Program in Chicago, IL, including the primary efficacy and safety endpoints, as well as key secondary endpoints. The TACT Pivotal Clinical Trial met its primary prostate-specific antigen (“PSA”) reduction endpoint in 110 of 115 (approximately 96%) patients, with median interquartile range PSA reduction of approximately 95% (91-98%) and nadir of 0.34 (0.12-0.56) ng/ml, and with low rates of severe toxicity and residual clinically significant prostate cancer.

The median age of enrolled patients was 65 years and the median PSA level was 6.3 ng/ml. The study focused on a clinically significant prostate cancer population, where 67.0% (77 out of 115) had NCCN (National Comprehensive Cancer Network) intermediate-risk disease, and 62.6% (72 out of 115) had Grade Group 2 (GG2) or Gleason Score 7 (GS7) disease. Of the 43 patients with GG1 or GS6 disease, 60.5% (26 out of 43) had high-volume disease (≥ 3 cores positive, or ≥ 50% cancer core length). Treatment intent was whole-gland ablation with sparing of the urethra and urinary sphincter. Median targeted prostate volume was 40 cc with treatment delivery time of 51 minutes. A median of 97.6% of the prescribed target volume was heated to ablative temperatures with spatial ablation precision of ±1.4 mm measured on MRI thermometry during treatment.

The primary efficacy endpoint of TACT is the proportion of patients achieving a post-treatment PSA reduction ≥ 75% of their pre-treatment baseline value. The FDA-approved protocol’s pre-established performance goal for the success proportion was 50% of patients.

Secondary efficacy endpoints include prostate volume reduction on 12-month MRI and histological response on 12-month 10-core prostate biopsy. The median perfused prostate volume of patients in TACT decreased from 41 cc to 4 cc, based on assessment from the local research sites, pending review by a central radiology core lab. Of the 115 patients enrolled in the study, only 4 (3.5%) did not undergo follow-up biopsy, in all cases due to patient refusal. Among 68 men with pre-treatment intermediate-risk GG2 disease, 54 (79.4%) were free of GG2 disease on one-year biopsy. Among 94 men with pre-treatment GG2 or high-volume GG1 disease, 72 (76.6%) were free of GG2 or high-volume GG1 disease on follow-up biopsy. Of the 111 men with one-year biopsy data, 72 (64.9%) had a complete histological response with no evidence of any cancer, and 16 (14.4%) had low-volume GG1 disease which has virtually no potential for metastases or cancer-related mortality. The 20.6% rate of residual clinically significant prostate cancer in an intermediate-risk patient population is similar or better than that reported in prospective studies of modern external beam radiation therapy and other ablation technologies. In addition, the TACT patients remain amenable to re-treatment with TULSA-PRO® or standard of care therapies.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

The primary safety endpoint of TACT is the frequency and severity of adverse events graded according to the Common Terminology Criteria for Adverse Events. The rate and nature of attributable adverse events were similar to the favorable safety profile reported in the Phase I Safety & Feasibility Study of TULSA-PRO® (as described below). In the TACT Pivotal Clinical Trial, attributable serious adverse events occurred in 7.0% of patients, including 4.3% genitourinary infection, 0.9% urinary retention, 0.9% urinoma, 0.9% ileus (related to urinary catheter), 0.9% deep vein thrombosis, and 0.9% urethral stricture, and in all cases the adverse events were resolved. Similarly, 7.8% of patients experienced an attributable severe (Grade 3) adverse event, all resolved. There were no rectal injuries or fistulas, and no attributable Grade ≥ 4 adverse events.

Additional secondary endpoints of TACT focus on functional side effects commonly associated with current prostate cancer therapies, such as erectile dysfunction and urinary incontinence. At 12 months, 23.5% of patients had moderate erectile dysfunction (surgeon assessed Grade 2 adverse event, intervention such as medication indicated) and no patient experienced severe erectile dysfunction (Grade 3, intervention such as medication not helpful). Erectile function was also evaluated using the IIEF Patient-Reported Questionnaire. The median change in IIEF-5 was a decrease in 3 points, less than the minimal clinically important difference in erectile function. At 12 months, 75.0% (69 out of 92) of previously potent patients were able to maintain erections sufficient for penetration (IIEF question 2 ≥ 2). With respect to urinary function, 2.6% of patients had moderate urinary incontinence (surgeon assessed Grade 2 adverse event, pads indicated) at 12 months. Urinary function was also evaluated using the EPIC Patient-Reported Questionnaire. At 12 months, there was 99.1% (111 out of 112) preservation of urinary continence (≤1 pad/day), and a 96.2% rate of leak-free continence (leak <1 time/day).

Multivariate predictors of GG2 disease at one-year biopsy included presence of intraprostatic calcifications at screening, MRI thermal coverage of target volume, and PIRADS ≥ 3 lesion at one-year post-treatment MRI (p < 0.05).

Based on the 12-month outcomes of the TACT Pivotal Clinical Trial, Profound submitted the application to the FDA in May 2019 for clearance to market the TULSA-PRO® system in the United States, and on August 15, 2019, Profound received 510(k) clearance for commercial sales of TULSA-PRO® as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation.

Phase I Safety and Feasibility Study

In March 2014, Profound completed enrollment and treatment of 30 patients in the Phase I TULSA multi-jurisdictional safety and feasibility study. The procedure was delivered using our TULSA-PRO® system, with the objective of determining its clinical safety and feasibility for prostate ablation in the primary treatment setting of patients with localized prostate cancer.

In October 2015, the results of the Company’s safety and feasibility study were accepted for publication in European Urology, the official journal of the European Association of Urology. Profound presented the successful 12-month Phase I clinical trial outcomes at the European Symposium on Focused Ultrasound Therapy. Upon completion of the study, the clinical data was also submitted to European regulatory authorities for regulatory clearance in Europe. Based on our Phase I clinical trial results, in April 2016, Profound received a CE Certificate of Conformity for the TULSA-PRO® system from our notified body in the EU, and in the fourth quarter of 2016, Profound initiated a pilot commercial launch of TULSA-PRO® in key European markets where the CE mark is accepted.

Sonalleve®

Profound’s Sonalleve® system combines real-time MRI and thermometry with focused ultrasound delivered from the outside of the patient to enable precise and incision-free ablation of diseased tissue. Profound acquired the Sonalleve® technology from Philips in 2017. The Sonalleve® system is CE marked in the EU for the treatment of uterine fibroids and palliative pain treatment of bone metastases. The uterine fibroids application is also available for sale in Canada. In 2018, the Sonalleve® system was also approved in China by the National Medical Products Administration for the non-invasive treatment of uterine fibroids. Philips Oy had registered Sonalleve in several Middle East, North African, and South Asian countries. Profound is in the process of transferring existing regulatory registrations of Sonalleve from Philips Oy to Profound. Profound is also in the process of assessing current clinical research network activities and the investigator lead studies in the United States to form regulatory strategies for several potential indications. Moreover, Profound is in the early stages of exploring additional potential indications for which the Sonalleve® technology has been shown in pre-clinical studies to have the potential for clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Overview of Uterine Fibroids

Uterine fibroids are the most common non-cancerous tumors in women of childbearing age. Based on data from the Agency for Healthcare Research and Quality, Profound estimates that uterine fibroids occur in 70-80% of the female population, but only approximately one third of these cases will require treatment. In addition, based on data from the Agency for Healthcare Research and Quality, Profound estimates that in the United States, 26 million women between the ages of 15 and 50 have uterine fibroids, and more than 15 million of them will experience associated symptoms or health concerns during their lifetimes. Uterine fibroids cause a variety of symptoms that can significantly reduce the quality of life for a woman, which can include bleeding, pain, pressure and reproductive challenges including infertility, multiple miscarriages, and premature labor. Treatment options differ in fundamental aspects such as cost, invasiveness, recovery time, risks, likelihood of long-term resolution of symptoms, need for future care for fibroids, and influence on future childbearing potential.

Sonalleve® System

The procedure using the Sonalleve® system consists of imaging the uterus in an MRI scanner and heating the fibroid or adenomyosis with high-intensity focused ultrasound energy until the tissue reaches the temperature that causes necrosis. The MRI scanner monitors the progress of the treatment. For the patient, the technique can be much more convenient and comfortable than traditional surgical procedures, such as hysterectomy or myomectomy. These require hospital admission on an in-patient basis and sometimes weeks of recovery. In contrast, with Sonalleve® fibroid therapy, patients can be treated on an outpatient basis without the need for anesthesia, discharged the same day and almost fully recovered within a few days.

The Sonalleve® bone pain relief application is indicated for palliative treatments to relieve pain associated with bone metastasis. In the later stages of their disease, many cancer patients develop bone metastases. Bone changes and malformations irritate nerve endings, which can cause severe and debilitating pain and become unbearable for many patients. Conventional treatment with strong medication or radiation therapy can result in unpleasant side effects. Sonalleve® provides an alternative option to alleviate this pain. Pain relief can be expected in as quickly as 2-3 days as compared to radiation therapy which could take up to three weeks.

The ultrasound energy utilized in the Sonalleve® system is MR High Intensity Focused Ultrasound (“MR-HIFU”). MR-HIFU therapy uses a focused transducer to bundle ultrasound energy into a small volume at the target locations inside the body under MRI and visualization. During treatment, the ultrasound energy beam passes through the intact skin and soft tissue, causing localized high temperatures in the focus area. The skin and intermediate tissue are left unharmed. Within a few seconds this produces a well-defined region of coagulative necrosis.

The Sonalleve® system is designed to be integrated with Philips MRI scanners and Profound intends to expand this compatibility to additional MRI scanner brands in the future. MRI can measure temperature changes within the human body non-invasively. 3D MR images provide the anatomical reference data for treatment planning, while real-time temperature sensitive images are acquired during ablation to provide real-time information about treatment progress and monitor critical anatomical structures.

There are over 200 publications from leading institutions globally on Sonalleve® technology. There are also over approximately 60 medical and scientific institutions globally that make up the installed base of Sonalleve® system.

Business Update and Sales Strategy

To date, Profound has primarily generated revenues from its limited commercialization of systems, including disposables and related services, in the EU (principally in Germany) and Asia. For the year ended December 31, 2019, approximately 59% and 41% of revenues were generated in the EU and Asia, respectively, compared to approximately 52% and 48% of revenues were generated in the EU and Asia, respectively for the year ended December 31, 2018.

Historically treatment of conditions such as localized prostate disease and uterine fibroids have included surgical intervention. Over time, surgery has evolved from an ‘open’ technique, to laparoscopic, to robotic surgery. The surgeon’s motivation behind this evolution has been to perform procedures that reduce invasiveness, improve clinical outcomes, and reduce recovery times. We are now taking this concept to the next level by enabling customizable, incision-free therapies for the MRI-guided ablation of diseased tissue with the TULSA-PRO® and Sonalleve® systems. These incision-free and radiation-free procedures offer surgeons the option of providing predictable and customizable procedures that eliminate invasiveness, offer the potential to improve clinical outcomes and further reduce hospital stays and patient recovery times.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

For the TULSA-PRO® system, Profound generates revenue from the sale of the capital equipment, procedure-related sales of disposable single use components of the system (which are sold on a per patient basis), and service revenue for ongoing maintenance of the systems. The key customer segments for TULSA-PRO® that Profound is targeting include academic/university/clinical leadership hospitals as well as private clinics with access to MRI scanners. Profound is establishing its own direct sales and marketing teams for sales of TULSA-PRO® systems and the disposable components related thereto, as well as for Sonalleve® systems in the jurisdictions where it is approved. The primary focus of Profound’s direct sales team is to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components. Profound expects to generate recurring revenues from the sale of disposables and service maintenance.

Profound also collaborates with their strategic partners Philips and Siemens for lead generation and distribution of the capital equipment, which are currently available through the Philips and Siemens sales catalogs. The catalogs provide access and enable the sales teams of each collaborator to provide quotations for potential sales, in those jurisdictions where the product is approved for sale by the relevant regulatory bodies.

The Company replaced the original co-marketing and co-selling agreement with Siemens with a new agreement (“New Siemens Agreement”) effective January 21, 2019. Under the New Siemens Agreement, all prior financial commitments and obligations owed to Siemens were released and replaced with a one-time fixed license fee and per annum payments calculated based on annual volume of our systems interfaced to a Siemens MRI scanner. The initial term of the New Siemens Agreement is five years, but will be automatically extended for successive terms of one year thereafter unless terminated earlier. We also obtained a non-exclusive license to Siemens Access I interface software and reasonable support for the term of the New Siemens Agreement.

Sales of Sonalleve® currently are primarily a one-time capital sale with limited recurring service revenue. Given that it is currently only compatible with Philips MRI scanners, Profound relies primarily on its strategic partnership with Philips for lead generation and sale of the capital units, which are available through the Philips sales catalog. With regulatory approval for the sale of Sonalleve® only in the EU and China, Profound’s current commercial focus for Sonalleve® is limited to those jurisdictions.

Sonalleve® Transaction

On July 31, 2017, Profound entered into an asset and share purchase agreement with Philips (the “Philips Share Purchase Agreement”) in order to expand the existing collaboration and acquire the Sonalleve® technology, which we use in our Sonalleve® system (the “Sonalleve Transaction”).

Under the terms of the Agreement, Profound acquired from Philips its Sonalleve® assets for upfront consideration of 7,400,000 common shares (“Common Shares”) in the capital of Profound. Under the Agreement, the earn-out provisions include a requirement that Profound pay additional consideration of: (i) 5% of Net Sales occurring after July 31, 2017 for the calendar year 2017; (ii) 6% of Net Sales occurring in the calendar year 2018; and (iii) 7% of Net Sales occurring in calendar years 2019 and 2020. To the extent that the cumulative Net Sales for the full calendar years 2017 through 2020 exceeds €45,300,000, Profound will be required to pay an additional earn-out equal to 7% of Net Sales for the period beginning after July 31, 2017 through December 31, 2019. For the year ended December 31, 2019, Profound paid $102,786 as part of the earn-out provision for a total of €230,655 ($336,364) since the beginning of the earn-out period, including €99,059 ($154,661) for the year ended December 31, 2018.

“Net Sales” include the revenues (less any royalties) received by Profound or its affiliates or others on their behalf in respect of the sale or transfer of Sonalleve®, any subsequent, successor or next-generation product of which the treatment technology is primarily based on Sonalleve® and which utilizes intellectual property rights acquired under the Agreement or any future product that combines the technologies of Sonalleve® and TULSA-PRO® and any amounts received by Profound with respect to service agreements, but does not include any revenue with respect to disposables.

As part of the Sonalleve® Transaction, Philips and Profound expanded their non-exclusive strategic sales relationship for Profound’s TULSA-PRO® system to include distribution of Sonalleve®.

Profound has also entered into several other agreements with Philips on July 31, 2017, including (1) a supply agreement pursuant to which Philips is required to manufacture Profound’s Sonalleve® systems for a certain period, (2) a noncompetition, nonsolicitation and confidentiality agreement, in which Philips agreed to certain non-competition terms, and (3) a resale purchasing agreement, in which Philips is permitted to purchase and resell certain of Profound’s products to its customers.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Competition

TULSA-PRO®

The TULSA-PRO® system is intended to ablate benign and malignant prostate tissue. There are currently no marketed devices indicated for the treatment of prostate diseases or prostate cancer and our FDA indication and CE mark in the EU also do not include treatment of any particular disease or condition. However, there are a number of devices indicated for the destruction or removal of prostate tissue and devices indicated for use in performing surgical procedures that physicians and surgeons currently utilize when treating patients with prostate disease, including prostate cancer. Approaches that physicians and surgeons currently use to address prostate disease include: (1) watchful waiting/active surveillance; (2) simple prostectomy; (3) radical prostatectomy (includes open, laparoscopic and robotic procedures); (4) radiation therapies including, external beam radiation therapy, brachytherapy and high dose radiation; (5) cryoablation and (6) trans-rectal high intensity focused ultrasound (“HIFU”). In addition, certain adjunct or less common procedures are used or are under development to address prostate disease, such as androgen deprivation therapy and proton beam therapy. Profound anticipates that physicians may likewise elect to use the TULSA-PRO® system to ablate benign or malignant prostate tissue in patients with prostate disease such that the Company’s system faces competition from these other options.

These competing options each have their own limitations and benefits and may be appropriate for only limited patient populations. For example, active surveillance is generally recommended for patients who have been diagnosed with earlier stage, lower risk, disease where the possibility of side effects from intervention may outweigh the expected benefit of the chosen procedure. For clinicians and patients, the gap between active surveillance and the most commonly utilized options of surgery or radiation therapy impose the possibility of substantial side effects, creating a need for a less invasive methodology to remove diseased prostate tissue that is both radiation- and incision-free and provides a more favorable side-effect profile.

Profound believes that the flexibility of the TULSA-PRO® system may allow the Company to demonstrate its use as a tool for ablating benign and malignant diseased prostate tissue with greater speed and precisions than current options while minimizing potential side effects. Profound believes that the TULSA-PRO® system may overcome certain limitations of other devices and methodologies for removing or addressing disease prostate tissue including HIFU, such as complications associated with trans-rectal delivery and limitations relating to prostate size. Profound believes that a transurethral (inside out) ablation approach with millimeter accuracy has advantages over HIFU in ablating the whole gland safely.

Sonalleve®

The treatment choices for uterine fibroids usually depend on the symptoms of the patient, size of the fibroid, desire for future pregnancy, and preference of the treating gynecologist. Most common treatment options for uterine fibroids include: (1) hormonal medications including gonadotrophin releasing hormone agonists; (2) progesterone releasing intra-uterine devices; (3) surgical procedures such as hysterectomy and myomectomy; and (4) uterine artery embolization.

Profound believes that the Sonalleve system may provide a treatment option that is more convenient and comfortable with less side effects than surgical procedures, such as hysterectomy or myomectomy.

Reimbursement

Profound’s ability to successfully commercialize the Company’s products depends in large part on the extent to which coverage and reimbursement for such products and related treatments or procedures will be available from government health administration authorities, government and private health insurers, and other organizations or third-party payers. Pricing and reimbursement procedures and decisions vary from country to country. Many government health authorities and private payers condition payment on the cost-effectiveness of the product. Even if a device is CE marked or has received regulatory clearance or approval, there is no guarantee that third party payers will reimburse providers or patients for the cost of the device and related procedures or that the amount of such reimbursement will be adequate to cover the cost of the device. The availability of adequate coverage and reimbursement to hospitals and clinicians using our products therefore is important to our ability to generate revenue.

Although Profound expects there to be an out-of-pocket market for the Company’s approved products, an out-of-pocket market alone is unlikely to be sufficient to support large scale commercialization of the Company’s products. To date, the Company’s products do not have significant coverage or reimbursement from government or third-party payers in the jurisdictions where they are approved. In November 2019, Profound submitted its application for a Healthcare Common Procedure Coding System (HCPCS) C-Code from the Centers for Medicare & Medicaid Services (“CMS”) for the TULSA-PRO® procedure. A C-Code is a unique temporary product code established by CMS for the Hospital Outpatient Prospective Payment System (“OPPS”) to promote the adoption of new medical technology that otherwise had no codes to facilitate payment. C-Codes are used on Medicare OPPS claims, but may also be recognized on claims from other providers or by other payment systems. Successful commercialization of the Company’s approved products will also depend on the cost of the system and the availability of coverage and adequate reimbursement from third-party payers.

Profound plans to pursue reimbursement for the Company’s products in these and other key markets where the Company has regulatory approvals.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

HIGHLIGHTS

▪	On February 4, 2020, Profound retired the $12.5 million bank debt ahead of schedule.
▪	On January 27, 2020 Profound closed a public offering of 3,392,500 Common Shares at a price of US$11.65 for aggregate gross proceeds of approximately US$40 million (the “2020 Offering”).
▪

On January 10, 2020, Profound announced that it had submitted its application for a Healthcare Common Procedure Coding System C-Code from the Centers for Medicare & Medicaid Services for the TULSA-PRO® procedure.

▪	On January 10, 2020, Profound and RadNet signed the Profound’s first multi-center commercial agreement for TULSA-PRO®.
▪	On December 3, 2019, Profound presented at the first annual Bio Tuesdays Pre-JPM Virtual conference.
▪	On November 25, 2019, Profound announced Health Canada approval of TULSA-PRO®.
▪	On October 31, 2019, Profound participated in two November Investor Health Conferences.
▪	On October 29, 2019, the Common Shares commenced trading on the NASDAQ Stock Market LLC (“Nasdaq”).
▪	On October 18, 2019, Profound filed a final base shelf prospectus in the United States and Canada to permit offerings of up to US$100,000,000; the F-10 registration statement related thereto became effective with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2019.
▪	On October 11, 2019, Profound implemented a 10:1 share consolidation, effective October 16, 2019, in anticipation of its listing on the Nasdaq.
▪	On September 20, 2019, Profound closed a public offering in Canada and a concurrent private offering in the United States of 10,454,546 units (each unit consists of one Common Share and ½ Common Share purchase warrant) at a price of $1.10 per unit for aggregate gross proceeds of $11,500,001 pre consolidation.
▪	On August 16, 2019, Profound received FDA 510(k) clearance for TULSA-PRO®.
▪	On August 15, 2019, Profound appointed Steve Forte to its board of directors.
▪	On August 7, 2019, Profound presented at the Canaccord Genuity 39th Annual Growth Conference.
▪	On July 9, 2019, Profound sold its first TULSA-PRO® system in Japan.
▪	On June 13, 2019, Profound disclosed the annual meeting of shareholders voting results.
▪	On May 5, 2019, Dr. Scott Eggener, Chief Investigator of the TACT study, and Director of the Prostate Cancer Program at the University of Chicago, shared detailed results from TACT during a late-breaking abstract presentation.
▪	On April 23, 2019, Profound announced that they would present at the 2019 Bloom Burton & Co. Healthcare Investor Conference.
▪	On April 16, 2019, Profound announced the first prostate cancer treatment using a first-of-its-kind TULSA-PRO® installation had been performed in Trier, Germany.
▪	On April 4, 2019, Profound announced positive topline results from TACT Pivotal Clinical Trial of TULSA-PRO® in patients with prostate cancer.
▪	On March 5, 2019, Profound announced that the Company would present at the Cowen and Company 39th Annual Health Care Conference.
▪	On February 28, 2019, Profound announced that it would host an inaugural Analyst & Investor Day on April 11, 2019.
▪	On February 20, 2019, Profound announced the participation in 2019 BTIG MedTech, Life Science & Diagnostic Tools Conference.

SELECTED FINANCIAL INFORMATION

The following selected financial information as at and for the year ended December 31, 2019, 2018, and 2017, have been derived from the audited consolidated financial statements and should be read in conjunction with those audited consolidated financial statements and related notes. The results of the acquisition are added from the date of completion.

	For year ended December 31,
	2019	2018	2017
	$	$	$
Revenue	5,527,571	2,602,278	4,904,550
Operating expenses	22,933,863	21,013,458	19,499,209
Finance costs	711,588	826,312	1,249,084
Net loss for the year	19,998,376	20,532,205	18,748,219
Basic and diluted loss per share (1)	1.82	2.07	3.07

Total assets	39,042,493	46,549,872	27,879,379
Total non-current liabilities	9,694,586	12,044,178	3,121,999

(1) As required by IAS 33, Earnings per share, the Company recalculated the weighted average number of Common Shares used in the basic and diluted EPS calculations for all the periods presented in the table above to take into consideration the share consolidation that took place on October 16, 2019.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Over the past year, the Company has enhanced its corporate development capabilities to execute transactions, through significant investments in people, technology and other organizational resources. With regard to TULSA-PRO®, the Company is maintaining a limited European commercial effort and intends to expand its commercialization footprint in the U.S. market following its August 2019 FDA clearance and accordingly, revenues on a quarter over quarter basis are expected to fluctuate in the near term. The year ended December 31, 2017 was the first year of commercial sales in any jurisdiction.

The Company reported total assets of $39,042,493 as at December 31, 2019 as compared to $46,549,872 as at December 31, 2018 and $27,879,379 for December 31, 2017. The decrease in 2019 was a result of working capital operational expenditures in the normal course of business. These expenditures were partially offset by net proceeds from the public offering of units (each unit consists of one Common Share and ½ Common Share purchase warrant) completed on September 20, 2019 (the “2019 Offering”) and the change in accounting policy for IFRS 16 Leases (“IFRS 16”), which required the recognition of a $2,199,381 right-of-use asset. The increased total assets in 2018 compared to 2017 related to the proceeds from the CIBC Loan (as defined herein), the build-up of inventory and net proceeds from the public offering of units completed on March 20, 2018 (the “2018 Offering”). Inventory increased throughout the year ended December 31, 2019 compared to 2018 and 2017 because of purchases relating to the Sonalleve® business, which were not present in 2017 and increased inventory for the U.S. commercial launch. Total non-current liabilities were lower than in the comparable year of 2018 due to the CIBC Loan principal payments becoming current, which were differed in 2018 as part of the loan agreement. The period ended 2018 non-current liabilities was higher than 2017 primarily from the CIBC Loan which was obtained in Q3 of 2018.

On July 31, 2017, Profound closed the Sonnalleve Transaction with Philips in order to expand the prior collaboration and acquired its Sonalleve® MR-HIFU business, establishing Profound as a market leader in MR-ultrasound ablation therapy. The Sonalleve® Transaction has led to increased operating expenses and net loss for the period with the exception of the net loss for the period ended 2019 which was attributed to higher revenue and the replacement of the original co-marketing and co-selling agreement with Siemens with the New Siemens Agreement. Under the New Siemens Agreement, all prior financial commitments and obligations owed to Siemens were released resulting in a one-time recovery. The Company continues to invest in its people and resources and development projects which increase the overall operating expenses.

On October 16, 2019, the Company completed a consolidation (the “Share Consolidation”) of its share capital on the basis of ten existing Common Shares for one new Common Share. As a result of the Share Consolidation, the number, exchange basis and exercise price of all stock options, warrants were adjusted, as applicable, to reflect the ten-for-one consolidation. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on June 13, 2019.

Subsequent to year end, on January 27, 2020, Profound closed the 2020 Offering at a price of US$11.65 per Common Share, whereby the underwriters elected to exercise the over-allotment option in full, resulting in an aggregate of 3,392,500 Common Shares being issued for aggregate gross proceeds of approximately US$40 million.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

RESULTS OF OPERATIONS

	Three months ended December 31				Year ended December 31
	2019	2018	Change		2019	2018	Change
	$	$	$	%	$	$	$	%
Revenue	2,795,450	1,708,936	1,086,514	64%	5,527,571	2,602,278	2,925,293	112%
Cost of sales	1,189,382	1,180,481	8,901	1%	2,361,805	1,778,501	583,304	33%
Gross profit	1,606,068	528,455	1,077,613	204%	3,165,766	823,777	2,341,989	284%

Expenses
Research and development – net of investment tax credits	3,177,463	2,823,313	354,150	13%	12,466,149	10,265,388	2,200,761	21%
General and administrative	2,524,137	1,351,450	1,172,687	87%	7,678,672	6,656,723	1,021,949	15%
Selling and distribution – net of revenue share obligation reversal	1,289,757	1,135,168	154,589	14%	2,789,042	4,091,347	(1,302,305)	-32%
Total operating expenses	6,991,357	5,309,931	1,681,426	32%	22,933,863	21,013,458	1,920,405	9%

Other income and expense
Finance costs	(209,930)	111,275	(321,205)	-289%	711,588	826,312	(114,724)	-14%
Finance income	(124,007)	(171,426)	47,419	-28%	(481,309)	(483,788)	2,479	-1%
	(333,937)	(60,151)	(273,786)	455%	230,279	342,524	(112,245)	-33%

Loss before income taxes	5,051,352	4,721,325	330,027	7%	19,998,376	20,532,205	(533,829)	-3%

Income taxes	100,174	136,884	(36,710)	-27%	193,874	230,784	(36,910)	-16%

Net loss attributed to shareholders for the period	5,151,526	4,858,209	293,317	6%	20,192,250	20,762,989	(570,739)	-3%

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	18,940	42,707	(23,767)	-56%	(88,485)	29,226	(117,711)	-403%
Net loss and comprehensive loss for the period	5,170,466	4,900,916	269,550	5%	20,103,765	20,792,215	(688,450)	-3%

Loss per share
Basic and diluted net loss per Common Share	0.43	0.45	(0.02)	-4%	1.82	2.07	(0.25)	-12%

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Revenue

For the TULSA-PRO® system, the Company generates revenue from the sale of the capital equipment, procedure-related sales of single-use disposable components of the system (which are sold on a per patient basis), and service revenue for access and support of the multi-use system components. Sales of Sonalleve® systems are primarily a one-time capital sale with limited recurring service revenue. For the historical financial periods presented herein, Profound has generated revenues primarily from sales of systems and disposables through their partnerships with Siemens and Philips in the EU and Asia. As the Company expands its commercialization efforts, it anticipates generating revenues through in-house sales and marketing efforts, as well as from collaborative partnerships. In August 2019, the Company received FDA clearance for the TULSA-PRO® system in the United States, and accordingly the Company anticipates generating future revenues in that market.

For the three months ended December 31, 2019, the Company recorded revenue totaling $2,795,450 with $2,553,228 from the sale of products and $242,222 from installation, training and support of the multi-use system components, related to the commercial sales of the systems and disposables. For the three months ended December 31, 2018, the Company recorded revenue totaling $1,708,936 with $1,628,358 from the sale of products and $152,032 from installation and training services, related to the commercial sales of the systems and disposables. The Company primarily sold the systems and disposables through its partnerships with Siemens and Philips. The increase in revenue was the result of increased systems and disposables sales in Q4 2019 as well as increased service contracts.

For the year ended December 31, 2019, the Company recorded revenue totaling $5,527,571, with $4,895,427 from the sale of products and $632,144 from installation, training and support of the multi-use system components, related to the commercial sales of the systems and disposables. For the year ended December 31, 2018, the Company recorded revenue totaling $2,602,278, with $2,421,331 from the sale of products and $180,947 from installation and training services. The Company sold the systems and disposables through its partnerships with Siemens and Philips. The increase in revenue was the result of increased systems and disposables sales throughout the year as well as increased service contracts.

Revenue on a quarter over quarter basis are expected to fluctuate in the near term given the Company is maintaining a limited European commercial effort and remains focused on the U.S. market, as well as the fact that the Company remains in its pilot sales launch phase and is in the process of training its sales partners.

Cost of sales

Cost of sales include cost of finished goods, inventory provisions, warranty, freight and direct overhead expenses.

For the three months ended December 31, 2019, the Company recorded a cost of sales of $1,189,382, related to the commercial sale of systems and disposables, which reflects a 57% gross margin. For the three months ended December 31, 2018, the Company recorded a cost of sales of $1,180,481, related to the commercial sale of systems and disposables, which reflects a 31% gross margin. The gross margin was higher in Q4 2019 due to increased disposable and service revenue, both of which contain higher margins.

For the year ended December 31, 2019, the Company recorded a cost of sales of $2,361,805, related to the commercial sale of the systems and disposables, which reflects a 57% gross margin. For the year ended December 31, 2018, the Company recorded a cost of sales of $1,778,501, related to the commercial sale of systems and disposables, which reflects a 32% gross margin. The gross margin was higher in 2019 due to increased disposable and service revenue, both of which contain higher margins.

Operating Expenses

Operating expenses consist of three components: research and development (“R&D”), general and administrative (“G&A”) and selling and distribution expenses. Historically, R&D expenses have exceeded selling and distribution expenses; however, in the future Profound expects selling and distribution expenses to increase as the Company commercializes the TULSA-PRO® system in the United States.

R&D Expenses

R&D expenses are comprised of costs incurred in performing R&D activities, including new product development, continuous product improvement, investment in clinical trials and related clinical manufacturing costs, materials and supplies, salaries and benefits, contract research costs, patent procurement costs, and occupancy costs related to R&D activity.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

For the three months ended December 31, 2019, R&D expenses were higher by $354,150 compared to the three months ended December 31, 2018. Materials, consulting fees and share based compensation increased by $436,440, $48,896 and $115,376, respectively. The increases were due to increased spending and testing for R&D projects and options awarded to employees. Offsetting these amounts were decreases in clinical trial costs, rent and salaries and benefits decreased by $151,618, $85,853 and $59,957, respectively resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives, the adoption of IFRS 16 resulting in the recognition of lower rental costs and decreased R&D personnel. Depreciation expenses increased by $26,328 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

For the year ended December 31, 2019, R&D expenses were higher by $2,200,761 compared to the year ended December 31, 2018. Materials, consulting fees, travel, share based compensation, salaries and benefits and other expenses increased by $1,611,748, $140,213, $49,613, $288,037, $256,917 and $46,164, respectively. These costs were higher compared to the year ended December 31, 2018, due to increased spending and testing on R&D and FDA regulatory projects, options awarded and vested for employees, increased R&D personnel and investment tax credits decreasing by $192,228 because of lower eligibility for refundable tax credits. Offsetting these amounts was a decrease in clinical trial costs and rent by $199,356 and $289,055, respectively, resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives and the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by $106,988 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses

G&A expenses are comprised of management costs, including salaries and benefits, various management and administrative support functions, insurance and other operating and occupancy costs related to G&A activity.

G&A expenses for the three months ended December 31, 2019 increased by $1,172,687 compared to the three months ended December 31, 2018. Share based compensation, consulting fees, bad debt and other expenses increased by $228,715, $230,058, $324,700 and $405,682, respectively, due to options awarded to employees and directors, increased costs associated with the Nasdaq listing, bad debt expenses associated with one customer and increase insurance costs associated with the Nasdaq listing. Offsetting these amounts was a decrease in salaries and benefits of $63,047 and rent decreasing by $21,579 due to lower salaries and the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by $53,047 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses for the year ended December 31, 2019 were higher by $1,021,949 compared to the year ended December 31, 2018. Share based compensation, bad debt and other expenses increased by $561,944, $324,700 and $378,981, respectively, due to the issuance of options to employees and directors, bad debt expense associated with one customer and higher insurance costs associated with the Nasdaq listing. Offsetting these amounts was a decrease to salaries and benefits, consulting fees, rent, and travel decreased by $254,829, $142,011, $48,808, and 32,714, respectively, due to no bonuses awarded to management, lower G&A project costs, adoption of IFRS 16 resulting in the recognition of lower rental costs and decreased travel to customer sites. Depreciation expenses increased by $228,383 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

Selling and distribution expenses

Selling and distribution expenses are comprised of business development costs related to the market development activities and commercialization of the Company’s systems, including salaries and benefits, marketing support functions, occupancy costs related to marketing activity and other miscellaneous marketing costs.

Selling and distribution expenses for the three months ended December 31, 2019 were higher by $154,589 compared to the three months ended December 31, 2018. Salaries and benefits, consulting fees and travel increased by $33,472, $183,305 and $63,872, respectively, due to increased salesforce and consultants hired, and corresponding travel associated with the US commercial launch. Share based compensation and revenue share obligation expenses decreased by $54,720 and $61,325, respectively, due to employee forfeiture of options and replacement of the original Siemens agreement with the New Siemens Agreement.

Selling and distribution expenses for the year ended December 31, 2019 were lower by $1,302,305 compared to the year ended December 31, 2018. Salaries and benefits, share based compensation and marketing decreased by $196,236, $270,475 and $266,393, respectively, due to decreased marketing personnel, employee forfeiture of options, decreased trade show attendance and product branding development. Revenue share obligation decreased by $1,209,259 related to the replacement of the original Siemens agreement with the New Siemens Agreement whereby all prior financial commitments and obligations owed to Siemens were released, resulting in a recovery. These costs were offset by an increase in consulting fees of $426,179 due to new consultants hired in various countries to help market and promote the products locally and travel expenses of $38,858 associated with the new consultants and US commercial launch.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Finance costs

Finance costs are primarily comprised of interest and accretion expenses relating to the following: (i) the Federal Economic Development Agency Loan (as defined herein) accreting to the principal amount repayable; (ii) the Health Technology Exchange Loan (as defined herein) accreting to the principal amount repayable and its related interest expense; (iii) the Knight Loan (as defined herein) accreting to the principal amount repayable and its related interest expense; (iv) the 0.5% royalty liability to Knight Therapeutics Inc. (“Knight”) accreting to the estimated amount payable; (v) the change in fair value of the contingent consideration payable to Philips; (vi) the CIBC Loan accreting to the principal amount repayable and its related interest expense; (vii) the change in the fair value of the derivative liability warrants; (viii) the lease liability interest expense related to the adoption of IFRS 16; and (ix) foreign exchange gain or losses. The Company repaid the Health Technology Exchange Loan on March 31, 2018 and each of the Federal Economic Development Agency Loan and the Knight Loan on July 25, 2018, and the Knight royalty terminated on May 20, 2019.

Finance costs for the three months ended December 31, 2019 were lower by $321,205 compared to the three months ended December 31, 2018. During the three months ended December 31, 2019, the Company recognized $14,459 of foreign exchange loss and a $597,321 gain on the change in fair value to the contingent consideration and a $31,685 loss on the change in fair value of the derivative liability warrants, respectively. The Company recognized CIBC Loan interest expense of $306,817 and lease liability interest expense of $34,430.

Finance costs for the year ended December 31, 2019 were lower by $114,724 compared to the year ended December 31, 2018. During the year ended December 31, 2019, the Company recognized $153,977 of foreign exchange loss, a $968,883 gain on the change in fair value to the contingent consideration and a $156,566 loss on the change in fair value of the derivative liability warrants, respectively. The Company recognized CIBC Loan interest expense of $1,240,911 and lease liability interest expense of $132,467.

Net loss

Net loss for the three months ended December 31, 2019 was $5,151,526 or $0.43 per Common Share, compared to a net loss of $4,858,209 or $0.45 per Common Share for the three months ended December 31, 2018. The decrease in net loss was primarily attributed to an increase in R&D expense of $354,150, an increase in G&A expenses of $1,172,687 and an increase in selling and distribution expenses of $154,589. This was offset by a decrease in net finance costs of $273,786 an increase in gross profits of $1,077,613.

Net loss for the year ended December 31, 2019 was $20,192,250 or $1.82 per Common Share, compared to a net loss of $20,762,989 or $2.07 per Common Share for the year ended December 31, 2018. The decrease in net loss was primarily attributed to a decrease in selling and distribution expenses of $1,302,305, decrease in net finance cost of $112,245 and an increase in gross profits of $2,341,989. This was offset by an increase in R&D expenses of $2,200,761 and an increase in G&A expenses of $1,021,949.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The summary financial information provided below is derived from the Company’s interim financial statements for each of the last eight quarters that are prepared under IFRS in Canadian dollars.

	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	2,795,450	682,224	574,109	1,475,788	1,708,936	303,664	213,343	376,335
Cost of sales	1,189,382	395,001	244,066	533,356	1,180,481	240,686	126,259	231,075
Gross profit	1,606,068	287,223	330,043	942,432	528,455	62,978	87,084	145,260

Operating expenses	6,991,357	6,352,445	5,927,547	3,662,514	5,309,931	5,238,977	5,697,663	4,766,887
Net finance costs	(333,937)	164,982	226,430	172,804	(60,151)	(73,733)	196,249	280,159
Loss before income taxes	5,051,352	6,230,204	5,823,934	2,892,886	4,721,325	5,102,266	5,806,828	4,901,786

Income taxes	100,174	39,700	20,200	33,800	136,884	32,700	24,200	36,400

Net loss for the period	5,151,526	6,269,904	5,844,134	2,926,686	4,858,809	5,134,966	5,831,028	4,938,186

Loss per Common Share
Basic and diluted	0.43	0.57	0.54	0.27	0.45	0.48	0.54	0.64

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

The second quarter of 2018 was affected by increased management compensation due to the hiring of key management personnel.

The third quarter of 2018 net finance costs were lower due to a gain on the change in fair value of contingent consideration and share warrants being recognized.

The fourth quarter of 2018 was impacted by increased commercial sales of systems, resulting in increased revenues. Net finance costs were lower due to a gain on the change in fair value of contingent consideration and share warrants.

The first quarter of 2019 operating expenses were significantly lower due to the revenue share obligation recovery whereby all prior financial commitments and obligations owed to Siemens were released as part of the New Siemens Agreement.

The second quarter of 2019 operating expenses were higher due to the U.S. regulatory initiatives associated with the 510(k) submission and increased workforce. Additional consultants were hired to aid in the sales and marketing of the product in various countries as well as assist with the regulatory project.

The third quarter of 2019 operating expenses and net loss for the period were higher due to the greater focus on R&D initiatives for 1.5 Tesla magnet and lowering production costs.

The fourth quarter of 2019 operating expenses were higher due to the increased costs of running a Nasdaq listed company. Net loss for the period was lower due to higher sales in the quarter and lower net finance costs.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2019, the Company had cash of $19,222,195 compared to $30,687,183 at December 31, 2018.

Use of Proceeds

2019 Offering

The Company received net proceeds of $10,476,277 from the 2019 Offering. Each unit consisted of one Common Share and one-half of one warrant of the Company. The following table compares the intended use of net proceeds with the actual expenditures as at December 31, 2019, by which time the proceeds from the 2019 Offering were partially expended.

	Estimated per 2019 Offering	Total spending as at December 31, 2019
To support certain costs and expenses for reimbursement clinical trial support and the ongoing TACT Pivotal Clinical Trial follow up and finalization
Patient follow up costs (based on an agreed amount for each patient with the participating hospitals)	$2,300,000 to $3,000,000	$55,000
Increased personnel requirements and employee travel expenses related to support of the clinical procedures for patients	$700,000 to $1,400,000	$199,000
Ongoing expansion of infrastructure to execute on global sales and marketing plans with respect to the TULSA-PRO® system and Sonalleve® MR-HIFU system
TULSA-PRO® sales and marketing activities	$2,000,000 to $2,750,000	$214,000
Sonalleve® MR-HIFU sales and marketing activities	$500,000 to $750,000	$128,000
To support ongoing research and development and continue to invest in additional research and development and acquisitions in order to expand the applications for current and future platforms	$1,400,000 to $1,700,000	$451,000
For general corporate purposes
Material and inventory purchases	$750,000 to $900,000	$744,000
General working capital purposes	$150,000 to $300,000	45,000
Totals		$1,836,000

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

CIBC Loan

Profound Medical Inc. (“PMI”) entered into a loan agreement with Canadian Imperial Bank of Commerce (“CIBC”) on July 30, 2018 (the “CIBC Loan Agreement”), for initial gross proceeds of $12,500,000, maturing on July 29, 2022, with an interest rate based on prime plus 2.5% (the “CIBC Loan”). PMI is required to make interest only payments for the first 15 months (until October 31, 2019) and monthly repayments on the principal of $378,788 plus accrued interest afterwards for 33 months. All obligations of PMI under the CIBC Loan Agreement are guaranteed by the Company and certain of its current and future subsidiaries and include first priority security interests in the assets of the Company and such subsidiaries. PMI has the ability to draw an additional $6,250,000 subject to the achievement of certain financing and product development milestones. The CIBC Loan Agreement also contains a financial covenant that requires our unrestricted cash to be greater than operating cash expenditures for a trailing three-month period, reportable to CIBC on a monthly basis. Profound is currently in compliance with this financial covenant.

In connection with the CIBC Loan Agreement, the Company also issued 32,171 Common Share purchase warrants to CIBC, with each warrant entitling the holder to acquire one Common Share at a price of $9.70 per Common Share until the date that is 60 months from the closing of the CIBC Loan Agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at December 31, 2019 and 2018 was $254,769 and $98,203, respectively. As at December 31, 2019, the principal balance outstanding on the CIBC Loan Agreement was $11,718,750.

Subsequent to year end, on February 5, 2020, the full amount of the CIBC loan, plus interest, was repaid for a total payment of $12,041,032.

Knight Loan

In August 2015, Knight provided the Company with a secured loan of C$4,000,000 bearing interest at 15% per annum (the “Knight Loan”) under the Knight Loan Agreement. On July 25, 2018, the full amount of the Knight Loan, including prepayment fees, was repaid for a total payment of C$3,188,023.

Profound also granted Knight a 0.5% royalty on global net sales of our products until the original maturity date of the Knight Loan on May 20, 2019. The royalty was initially recorded at fair value and subsequently carried at amortized cost using the effective interest rate method. The initial fair value of the royalty was determined using future revenue forecasts for the term of the Knight Loan and a discount rate of 18%. During the year ended December 31, 2019, Profound revised the fair value of the royalty to reflect that the royalty had expired during the year.

In connection with the Knight Loan Agreement, in April 2015 Profound also entered into a distribution, license and supply agreement with Knight pursuant to which Knight will act as the exclusive distributor in Canada for an initial 10-year term, renewable for successive 10-year terms by either party. In connection with these arrangements in April 2015, Profound issued Knight a total of 171,745 Common Shares.

Federal Economic Development Agency Loan

Pursuant to a loan agreement dated December 16, 2011, the Federal Economic Development Agency provided the Company with an unsecured and non-interest bearing loan of $867,000 (the “Federal Economic Development Agency Loan”) with the final repayment of $563,550 made on July 25, 2018.

Health Technology Exchange Loan

Pursuant to a loan agreement dated May 25, 2011, as amended April 1, 2012, and a loan agreement dated May 31, 2014, the Health Technology Exchange provided the Company with an unsecured loan of $1,500,000 bearing interest at 4.5% per annum (the “Health Technology Exchange Loan”). The final payment of $1,094,698 including accrued interest was made on March 31, 2018.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Cash Flow

The Company manages liquidity risk by monitoring actual and projected cash flows. A cash flow forecast is performed regularly to ensure that the Company has sufficient cash to meet operational needs while maintaining sufficient liquidity.

The Company may require additional capital to fund R&D activities and any significant expansion of operations. Potential sources of capital could include equity and/or debt financings, development agreements or marketing agreements, the collection of revenue resulting from future commercialization activities and/or new strategic partnership agreements to fund some or all costs of development. There can be no assurance that the Company will be able to obtain the capital sufficient to meet any or all of the Company needs. The availability of equity or debt financing will be affected by, among other things, the results of R&D, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, existing security holders will likely experience dilution, and any incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict operations. Any failure on the Company’s part to raise additional funds on terms favourable to the Company or at all may require the Company to significantly change or curtail current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not being in a position to take advantage of business opportunities, in the termination or delay of clinical trials for our products, in curtailment of product development programs designed to identify new products, in the sale or assignment of rights to technologies, product and/or an inability to file market approval applications at all or in time to competitively market products.

	Three months ended		Year ended
	December 31, 2019 $	December 31, 2018 $	December 31, 2019 $	December 31, 2018 $
Cash provided by (used in) operating activities	(7,201,277)	(4,370,359)	(20,030,444)	(18,294,637)
Cash provided by (used in) investing activities	-	-	(250,000)	-
Cash provided by (used in) financing activities	(803,828)	(154,727)	8,815,455	37,878,597
Net increase (decrease) in cash	(8,005,105)	(4,525,086)	(11,464,988)	19,583,960

Net cash provided by (used in) operating activities for the three months ended December 31, 2019 was $(7,201,277) versus $(4,370,359) for the three months ended December 31, 2018. The principal use of the operating cash flows during this period related to the insurance fees, Nasdaq listing expenses, 1.5 Tesla magnet compatibility costs and R&D initiatives.

Net cash provided by (used in) operating activities for the year ended December 31, 2019 was $(20,030,444) versus $(18,294,637) for the year ended December 31, 2018. The principal uses of the operating cash flows during this period related to FDA regulatory approval, 1.5 Tesla magnet compatibility costs, consultant expenses and legal fees associated with the Nasdaq listing.

Net cash provided by (used in) investing activities for the year ended December 31, 2019 were $(250,000) versus $nil for the year ended December 31, 2018. These cash flows related to the Sunnybrook license fee payment in August 2019.

Net cash provided by (used in) financing activities for the three months ended December 31, 2019 were $(803,828) versus $(154,727) for the three months ended December 31, 2018. These cash flows related to the payment of interest and principal on the CIBC Loan and the payment of lease liabilities in 2019 while in 2018 there was only interest payments on the CIBC loan.

Net cash provided by (used in) financing activities for the year ended December 31, 2019 were $8,815,455 versus $37,878,597 for the year ended December 31, 2018. These cash flows related to the CIBC Loan interest payments in 2019 versus the Health Technology Exchange Loan, Federal Economic Development Agency Loan and the Knight Loan repayments in 2018 which were offset by larger gross proceeds from the 2018 Offering, as defined herein, of $34,500,000 and the CIBC loan of $12,500,000 compared to the 2019 Offering, as defined herein, of $11,500,001 less cash transactions costs paid.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Contractual obligations

The following table summarizes the Company’s significant contractual obligations:

	December 31, 2019
	Carrying amount $	Future cash flows $	Less than 1 Year $	Between 1 year and 3 years $	Between 3 years to 5 years $
Accounts payables and accrued liabilities	3,933,114	3,933,114	3,933,114	-	-
Long-term debt	11,864,385	13,506,619	5,653,979	7,852,640	-
Lease liability	2,384,558	2,865,755	382,080	892,846	1,590,829
Other liabilities(1)	286,858	300,945	300,945	-	-
Total	18,468,915	290,606,433	10,270,118	8,745,486	1,590,829

(1) Represents contingent consideration under the Philips Share Purchase Agreement, which is valued based on estimated projected net sales, the likelihood of certain levels being reached and a discount rate of 15%.

Non-IFRS Financial Measures

Non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These measures are defined with reference to the nearest comparable IFRS measure such that a reconciliation to the nearest comparable IFRS measure can be completed. Accordingly, these measures may not be comparable to similar measures presented by other companies. Profound uses non-IFRS measures in order to provide additional financial information to complement the closest IFRS measures in order to provide investors with a further understanding of the Company’s operations from management’s perspective. Investors should not consider that these non-IFRS measures are a substitute for analyses of the financial information that Profound reports under IFRS. Profound uses these non-IFRS measures in order to provide investors with a supplemental measure of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

The Company’s working capital (defined as current assets less current liabilities) is a non-IFRS financial measure. The working capital as at December 31, 2019 is set forth in the table below.

	2019 $	2018 $
Current assets	29,620,409	37,919,789
Less: Current liabilities	10,683,369	7,879,360
Working capital	18,937,040	30,040,429

Working capital has decreased by $11,103,389 with a surplus of $18,937,040 at December 31, 2019 compared to the surplus of $30,040,429 at December 31, 2018. The change in working capital is due to a decrease in current assets of $8,299,380, which was primarily the result of the decreased cash balance of $11,464,988 resulting from general working capital payments and offset by higher trade and other receivables and inventory of $1,372,024 and $1,132,835, respectively . The current potion of long term-debt increased by $3,804,878 in 2019 due to principal repayments commencing in October 2019 thus increasing the current liabilities.

COMMITMENTS & CONTINGENCIES

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, long-term debt, derivative financial instrument and other liabilities. The fair values of these financial instruments, except long-term debt and other liabilities, approximate carrying value because of their short-term nature. Financial assets measured at amortized cost include cash and trade and other receivables.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, lease liabilities, long-term debt and other liabilities. Amortization is recorded using the effective interest rate method.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. There have been no significant changes to those risks impacting the Company since December 31, 2018, nor has there been a significant change in the composition of its financial instruments since December 31, 2018.

RELATED PARTY TRANSACTIONS

Key management includes the Company’s directors and senior management team. Additional information on the senior management team can be found in the Company’s AIF. The remuneration of directors and the senior management team were as follows:

	Three months ended		Year ended
	December 31, 2019 $	December 31, 2018 $	December 31, 2019 $	December 31, 2018 $
Salaries and employee benefits	312,898	419,587	1,325,004	1,746,024
Termination benefits	-	-	-	114,750
Directors’ fees	32,500	37,500	136,875	113,132
Share-based compensation	405,514	300,485	1,204,533	959,234
Total	750,912	757,572	2,666,412	2,933,140

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

OUTSTANDING SHARES

As at March 3, 2020, the date of this MD&A, the Company had the following securities outstanding:

Number
Common Shares	15,689,577
Share purchase options	974,557
Warrants	2,441,458

Subsequent to year end, on January 27, 2020, the Company closed the 2020 Offering, resulting in the issuance of 3,392,500 Common Shares at a price of US$11.65, for gross proceeds of US$39,522,625.

Subsequent to year end, there were 134,657 options exercised for total cash proceeds of $1,480,555 and there were 309,671 warrants exercised for $4,425,394 in cash proceeds.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Critical accounting judgments

Revenue

To determine revenue recognition for arrangements Profound performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Profound only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration expected to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which Profound expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Under the terms of certain of the Company’s partnership agreements with Philips and Siemens, Profound retains a percentage of all amounts earned with the remaining percentage due to the partner. Accordingly, associated revenue is recognized net of the consideration due to the partner.

Complex financial instruments and provisions

The Company makes various judgments when determining the accounting for certain complex financial instruments. The Company has concluded that the contingent consideration in a business combination represents a financial liability measured at fair value through profit or loss.

Impairment of goodwill and long-lived assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

Critical accounting estimates

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Accounting for acquisitions and contingent consideration

Areas of estimation include the determination and fair value measurement of the contingent consideration, which includes the Company developing its best estimate of projected revenue, the probability of the contingency being achieved and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards recently adopted

A new amended standard became applicable for the current reporting period and the Company had to change its accounting policies as a result. The impact of the adoption of this standard is disclosed below.

IFRS 16, Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16. The new standard eliminates the distinction between operating and finance leases and brings most leases onto the consolidated balance sheet for lessees. The adoption of IFRS 16 from January 1, 2019 resulted in changes in accounting policies of the Company. As the Company has significant contractual obligations in the form of operating leases, there were material increases to both assets and liabilities on adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements.

In accordance with the transitional provisions in IFRS 16, the Company has adopted the new rules on a modified retrospective transition method and accordingly the information presented for 2018 has not been restated. Further, the Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer of the Company (collectively the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings, and in applicable SEC rules and regulations, for the Company.

The Certifying Officers have concluded that as at December 31, 2019, the Company's DC&P has been designed and operated effectively to provide reasonable assurance that (a) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and (b) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted, recorded, processed, summarized and reported within the time periods specified in the securities legislation.

There have been no significant changes to the Company's ICFR for the year ended December 31, 2019, which have materially affected, or are reasonably likely to materially affect the Company's ICFR. Based on their evaluation of these controls for the year ended December 31, 2019, the Certifying Officers have also concluded that the Company's ICFR have been designed effectively to provide reasonable assurance regarding the reliability of the preparation and presentation of the financial statements for external purposes and that ICFR were effective as at December 31, 2019. The Company used the Committee of Sponsoring Organizations of the Treadway Commission control framework to evaluate DC&P and ICFR.

Profound Medical Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2019 and 2018

It should be noted that while the Company's Certifying Officers believe that the Company's DC&P provides a reasonable level of assurance that they are effective, they do not expect that the disclosure controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the annual financial statements for external reporting purposes in line with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting appropriate to the nature and size of the Company. However, any system of internal control over financial reporting has inherent limitations and can only provide reasonable assurance with respect to annual financial statement preparation and presentation.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the AIF, which is available on SEDAR at www.sedar.com and filed as an exhibit to the 40-F, available on EDGAR at www.sec.gov.

In addition, the Company is exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our audit committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the AIF the other exhibits to the 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Common Shares are listed for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”.